UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF AUGUST 2026

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65, Euljiro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Decision on Disposal of Shares

On August 27, 2026, the board of directors of SK Telecom Co., Ltd. (the “Company”) approved the disposal of shares of SK Horizon Co., Ltd. (“SK Horizon”), a subsidiary expected to be established through a spin-off of SK Broadband Co., Ltd. (“SK Broadband”), in order to secure investment funding for growth businesses. Details of the proposed transaction are as follows:

Disposal of Shares of SK Horizon

1. Details of SK Horizon	Company Name	SK Horizon Co., Ltd. (tentative)
	Country of Incorporation	Republic of Korea	Representative	Seong Soo Kim
	Share Capital (Won)	331,082,990,000	Relationship to the Company	Subsidiary
	Total Number of Shares Issued and Outstanding	66,216,598	Principal Business	Data center (including content delivery network services) and proprietary subsea cable-based international leased line services

2. Details of Disposal	Number of the Shares to be Disposed	24,481,427
	Aggregate Disposal Value (Won)	1,881,128,369,253
	The Company’s Total Shareholders’ Equity (Won)	12,955,292,392,172
	Ratio of Aggregate Disposal Value to the Company’s Total Shareholders’ Equity as of December 31, 2025 (%)	14.52
	Large-scale Corporation	Applicable

3. Number of Shares to be Held by the Company and Shareholding Ratio after Disposal	Number of Shares to be Held	41,735,171
	Shareholding Ratio (%)	63.03

4. Purpose of Disposal		To secure investment funding for growth businesses

5. Scheduled Disposal Date		March 4, 2027

6. Date of Resolution by the Board of Directors (Determination Date)		August 27, 2026

- Attendance of Independent Directors		Present: 5; Absent: 0

7. Put Options or Other Agreements		None

8. Other Important Matters Relating to Investment Decision

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This decision on disposal of shares relates to the off-market sale of a portion of the shares of SK Horizon, which the Company expects to hold following the establishment of such company as a result of a related spin-off from SK Broadband, to QUANTUM ASIA HOLDINGS II PTE. LTD. (“KKR”) and Korea Digital Infra Limited. (“IMM Consortium”) (the “Share Sale”).

-

Separately from the Share Sale, SK Horizon plans to issue new shares (15,617,069 common shares) to KKR and IMM Consortium for approximately Won 1.20 trillion in sequence (the “Primary Share Subscription”). The foregoing expected number of shares to be issued and the expected proceeds of the issuance, as well as other terms of the Primary Share Subscription remain subject to change. Separate disclosures will be made in accordance with the applicable laws and regulations with respect to SK Horizon’s issuance of new shares.

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The aggregate transaction value of the Share Sale and the Primary Share Subscription is approximately Won 3.08 trillion, and upon completion of the contemplated Primary Share Subscription, the Company, KKR and IMM Consortium are expected to hold 51%, 29% and 20%, respectively, of the shares of SK Horizon. The foregoing transaction value, shareholding ratios and other terms of these transactions remain subject to change.

-	The “Share Capital (Won)” set forth in Item 1 above is the share capital of SK Horizon, as set forth in the spin-off plan of SK Broadband dated August 27, 2026 (based on figures as of March 31, 2026).

-	The “Company’s Total Shareholders’ Equity (Won)” set forth in Item 2 above is based on the Company’s consolidated financial statements as of December 31, 2025.

-

The “Shareholding Ratio (%)” in Item 3 above is calculated based on the number of shares held by the Company upon the establishment of the issuer, reflecting the changes resulting from the share purchase and sale contemplated herein.

-

The “Scheduled Disposal Date” set forth in Item 5 above represents our current expectations for the date that would fall on the 15th business day after the date on which the conditions precedent under the share purchase agreement, including the establishment of SK Horizon and regulatory approvals, are satisfied or waived, and such date remains subject to change depending on future developments.

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The number of shares to be disposed of, the aggregate disposal value, the shareholding ratio and the scheduled disposal date relating to the Share Sale set forth above and matters relating to the Primary Share Subscription remain subject to change depending on the execution and performance of the relevant agreements, the satisfaction of conditions precedent and other developments relating to the transactions.

-	SK Horizon is expected to be established in February 2027. Accordingly, this report does not contain the summary financial information of SK Horizon.

Related Disclosure: See the Company’s current reports on Form 6-K titled “Clarification Regarding Rumors or Media Reports” and “Update to Clarification Regarding Rumors or Media Reports” furnished on July 10, 2026 and August 7, 2026, respectively.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By: /s/ Taehee Kim
(Signature)
Name: Taehee Kim
Title: Vice President

Date: August 27, 2026

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